UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010
________________________

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)
________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release announcing TAT Technologies potential impairment.

ITEM 1

TAT Technologies Announces Potential Impairment of Certain Assets

GEDERA, Israel, November 11, 2010 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (Nasdaq:TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that in the process of preparing its interim financial statements as of September 30, 2010 and in accordance with policies and practices customary to it and to its subsidiaries (herein after “Group Companies”), TAT periodically evaluates the fair value of certain assets of the Group Companies. These valuations are conducted with the assistance of independent valuation companies.

Initial indications of the above mentioned tests and of a draft valuation received by the Company suggest that material impairment might be required with respect to the fair value of certain assets.

As a results, it appears that the Company might record a loss in its interim financial statements for the periods ended on September 30, 2010.

It should be noted that at this time in the process of preparing the interim financial statements it also appears that the Company does not expect any material adverse changes in its revenues and gross profit for the third quarter of 2010, compared with the second quarter of 2010.

It should also be noted that the information set forth above is still an estimate based upon partial data gathered at the Company. The complete data used in the preparation of the interim financial statements is being processed and analyzed and is yet to be reviewed by the company’s auditors. Accordingly, changes to the information stated above are possible.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under three operational segments:  (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) MRO services, each with the following characteristics.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008.

TAT’s MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds 37% in First Aviation Services, a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Contact:
Miri Segal-Scharia	Dr. Avi Ortal
MS-IR LLC	CEO Limco Piedmont.
Tel: 1-917-607-8654	Tel: 1-336-455-1785
msegal@ms-ir.com	avio@lpi.aero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: November 11, 2010